Resolution on Dividend Payment

On 4 August, 2015 at the Board of Directors’ meeting, POSCO resolved to pay an interim dividend as follows:

Declaration of Interim Dividend for the Fiscal Year 2015

Interim Cash Dividend per Share (KRW)	2,000

Dividend Yield (%)	0.9

Record Date	30 June, 2015

Proposed Dividend Payment Date	4 September, 2015

Total Amount of Interim Dividend (KRW)	159,986,916,000